

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 26, 2007

Mr. John Works, President & Chief Executive Officer
Rancher Energy Corp.
999-18th Street, Suite 1740
Denver, Colorado 80202

Re: Rancher Energy Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 7, 2007
File No. 333-141086

Form 10-K for the fiscal year ended March 31, 2007
File September 7, 2007
File No. 0-51425

Form 10-Q for the quarter ended June 30, 2007
File September 7, 2007
File No. 0-51425

Dear Mr. Works:

We have reviewed the response letter and the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed September 7, 2007

Our failure to maintain effective internal control over financial reporting may not allow
us to accurately report our financial results, which could cause our financial statements to
become materially misleading and adversely affect the trading price of our stock, page 13

1.   Please also disclose in this risk factor your conclusion regarding the controls and
        procedures as of the latest date for which you have filed a periodic report, which at
        this point is for the quarter ended June 30, 2007. We note the related disclosure in
        your amended Form 10-Q in that regard.

Cautionary Statement Regarding Forward-Looking Statements, page 15

2.   For the same reasons mentioned in comment 3 of our comment letter dated March
        19, 2007, please make corresponding revisions to this section.

Form 10-K/A#2 for the Fiscal Year Ended March 31, 2007

Selected Financial Data, page 9

3.   We note the Pre-Predecessor balances presented in the table on page 10 do not
        agree with the amounts in your Pre-Predecessor financial statements. Please revise
        the disclosed amounts as appropriate.

Management Discussion and Analysis of Financial Condition and Results of Operations

Rancher Energy Corp. Combined with Predecessor and Pre-Predecessor, page 18

4.   Your revised disclosures in this section simply restate the information provided in
        the combined tables on pages 14 through 16. Please expand your disclosures to
        discuss the reasons for the variability in the combined balances between the
        compared periods.

Liquidity and Capital Resources, page 18

5.   We note you are making plans to seek bridge financing to fund expected
        expenditures. Expand your disclosures to address trends regarding the types of
        bridge financing reasonably likely to be available to fund planned operations,
        including capital expenditures for pipeline and field development. In particular,
        disclose the amounts of financing involved, and the nature, terms or other features
        of the financing you intend to seek. Refer to Financial Reporting Codification
        Section 501.13.b.2 for further guidance.

Engineering Comments

Reserve Report as of March 1, 2007

6.   Please provide us with a percentage oil cut versus cumulative oil production graph for the S. Cole Creek Lakota field. Please tell us the basis for the production decline rate utilized in the reserve estimate.

7.   Please provide us with the volumetric parameters and estimates that the graphs of the future production estimates of the S. Cole Creek Frontier #15 BP and Frontier 17 BP are based upon.

8.   Please provide us with the volumetric parameters and estimates that the graphs of the future production estimates of the S. Glenrock B Unit Wells 105 and 77 redrills are based upon.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Shannon Buskirk at (202) 551-3684 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        S. Buskirk
        J. Murphy
        T. Levenberg
        C. Moncada-Terry